Filing Pursuant to Rule 424(b)(3)

Registration Statement No. 333-139338

Selling Security Holder Offering Prospectus

3,996,000 Shares of Common Stock

This prospectus covers the resale of an aggregate of 3,996,000 outstanding shares of our common stock being offered by certain selling security holders. We will not receive any of the proceeds from the sale of shares made by the selling security holders.

Our common stock is currently traded on the over-the-counter Bulletin Board under the symbol “VGNI”. On December 6, 2006, the closing bid and ask prices for our common stock were $0.06 and $0.07, respectively.

This investment involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See “ Risk Factors” beginning at page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 28, 2006.

PROSPECTUS SUMMARY

Because this is a summary, it does not contain all the information about us that may be important to you and that you should consider in making your investment decision. To understand this offering fully, you should read this summary together with the additional detailed information included elsewhere in this prospectus, or incorporated by reference into this prospectus, including the financial statements and related notes. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

As more fully described elsewhere in this prospectus, we have incorporated certain reports and other information we previously filed with the SEC into this prospectus, To the extent that this prospectus includes information as of a later date than the information incorporated by reference, the information in this prospectus shall update and supercede such previous filed information.

Our Company

With international operations in the U.S., Scotland and Sweden, we are a bio-pharmaceutical company engaged in the research, development, manufacture and commercialization of Multiferon® (multi-subtype, human alpha interferon), which is uniquely positioned in valuable niche indications, such as high-risk malignant melanoma, other niche cancer indications and selected infectious diseases. We are a majority-owned subsidiary of Viragen, Inc. (Viragen) (AMEX symbol “VRA”). Viragen currently owns approximately 77.0% of our outstanding shares of common stock. We own 100% of ViraNative AB, our Swedish manufacturing operation, and 100% of Viragen (Scotland) Ltd., our Scottish research center.

On February 17, 2006, we were notified that the Swedish Medical Products Agency approved Multiferon® for the first-line adjuvant treatment of high-risk (Stages IIb-III) malignant melanoma following dacarbazine, or DTIC, after surgical removal of tumors. We are currently seeking approval from the Swedish Medical Products Agency for the pre-filled syringe presentation of Multiferon® for this indication. This malignant melanoma indication will be our primary focus in seeking broader approvals throughout the European Union for the pre-filled syringe presentation of Multiferon®. Working with the Swedish authorities and external regulatory consultants, we are planning for an application for broad European registration for Multiferon® using the mutual recognition procedure, or MRP. This process is being planned and documentation assembled to support registration filing early in 2007, with the anticipation of MRP approval toward mid-2007. In addition to Sweden, Multiferon® is approved for sale in Bulgaria, Chile, Mexico, the Philippines, Egypt, Hong Kong, Indonesia and South Africa for different indications. We are also seeking regulatory approval in Costa Rica and South Korea for the same indications for which Multiferon® is approved in Sweden. There can be no assurance that we will receive regulatory approvals in the countries in which we seek approval and for the indications which we seek approval and there can be no assurance that we will realize sales in these countries.

We have agreed to initiate a Phase III post-marketing clinical trial for malignant melanoma which is expected to take from six to eight years with an approximate cost of $16 million to $18 million. We anticipate approximately 750 patients to be enrolled in this new trial possibly in as many as 20 different countries around the world, excluding the United States. We plan to initiate enrollment in this trial in early 2007. With Multiferon® being approved in Sweden for the first-line adjuvant treatment of high-risk malignant melanoma in February 2006, we are highly focused on expanding this approval into other countries throughout the European Union, while securing a licensee to effectively market the product. We continue to seek to expand the approved indications for Multiferon® to include certain viral and infectious diseases, and anti-viral evaluation studies are ongoing with several prestigious research organizations including the U.S. Army Medical Research Institute of Infectious Diseases.

Since our organization, we have incurred operating losses. During the three months ended September 30, 2006 we incurred an operating loss of approximately $1.5 million. Our operating losses were approximately $8.5 million, $15.6 million and $7.1 million for our fiscal years ended June 30, 2006, 2005 and 2004. At September 30, 2006, we had cash on hand of approximately $513,000, working capital of approximately $804,000, an accumulated deficit since organization of approximately $69.1 million and a stockholders’ deficit of approximately $16.2 million. Our operating losses, among other things, have had and will continue to have an adverse effect on our working capital, total assets and stockholders’ deficit. In light of our recurring losses, accumulated deficit and cash flow difficulties, the report of our independent registered public accounting firm on our financial statements for our fiscal year ended June 30, 2006 contains an explanatory paragraph raising substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that may be necessary in the event we are unable to continue as a going concern.

Recent Events

On December 22, 2006, Viragen International, Inc. entered into a licensing agreement with Orphan Australia Proprietary Limited that grants exclusive rights to Orphan Australia to market, sell and distribute Multiferon® (multi-subtype, human alpha interferon) in Australia and New Zealand. Orphan Australia will initially focus its marketing efforts for Multiferon® to target the treatment of high-risk malignant melanoma. The agreement, which is for a term of 10 years, provides Viragen International with an up-front license fee, and additional milestone payments to be paid upon receipt of reimbursement authorization for Multiferon® in Australia and possibly other countries to be added later. We estimate the agreement to be valued at approximately $10 - 15 million (USD) per year for us, pending regulatory approval and reimbursement authorization, and based on revenue forecasts for peak year sales. Orphan Australia will also purchase its supply of Multiferon® from Viragen at agreed-upon pricing. Product sales under the agreement are subject to local regulatory approvals and medical reimbursement authorizations. It is expected that the regulatory approval process in Australia will take approximately 12 - 18 months to be followed by the reimbursement authorization process. Clinicians who demand Multiferon® for their patients prior to regulatory approval will be able to obtain it on a “Named-Patient” basis according to local regulatory mechanisms.

In November 2006, Viragen completed an underwritten public offering of 72,004,951 units at a price to the public of $0.26 per unit, which included 5,004,951 units purchased to cover over-allotments. Each unit consists of one share of Viragen common stock and one warrant to purchase one share of Viragen common stock, exercisable at a price of $0.31 per share. The units and warrants trade on the American Stock Exchange under the trading symbols “VRA.U” and “VRA.W”, respectively. This offering raised gross proceeds of approximately $18.7 million, and after fees and expenses, Viragen received approximately $17.0 million. We have utilized approximately $3.6 million of the net proceeds received by Viragen for the redemption of our Series C 24% Cumulative Preferred Stock and Series D 24% Cumulative Preferred Stock, including the payment of the related accrued and unpaid dividends. Viragen utilized an additional $7.9 million of the net proceeds for the redemption of its Series J 24% Cumulative Convertible Preferred Stock, including the payment of the related accrued and unpaid dividends, and the retirement of certain debt. We believe the net proceeds from Viragen’s offering will be sufficient to fund Viragen’s and our operations through February 2007.

In October 2006, we completed a private placement of 7,697 shares of our Series D 24% Cumulative Preferred Stock. We received net proceeds of approximately $712,000 in connection with this transaction. In August 2006, we completed a private placement of 3,154 shares of our Series D 24% Cumulative Preferred Stock. We received net proceeds of approximately $284,000 in connection with this transaction, after payment of a placement agent fee of approximately $25,000 and a non-accountable expense fee of approximately $6,000 paid to the placement agent.

In July 2006, we completed a private placement of 18,000 units with each unit consisting of one share of our Series C 24% Cumulative Preferred Stock and 200 shares of our common stock. Accordingly, 18,000 shares of our Series C cumulative preferred stock and 3,600,000 shares of our common stock were issued. We received net proceeds of approximately $1.6 million in connection with this transaction, after payment of a placement agent fee of $144,000 and a non-accountable expense fee of $36,000 paid to the placement agent. In addition, the placement agent received an aggregate of 396,000 shares of our common stock, which represented 22 shares of our common stock for each share of Series C cumulative preferred stock sold.

Corporate Information

We were incorporated under the laws of the state of Delaware. Our executive offices are located at 865 SW 78th Avenue, Suite 100, Plantation, Florida 33324. Our telephone number is (954) 233-8377; our facsimile number is (954) 233-1414. Unless otherwise indicated, references in this prospectus to “we,” “us” and “our” are to Viragen International, Inc., and our wholly-owned and majority-owned subsidiaries.

The Offering

This prospectus relates to resale of an aggregate of 3,996,000 outstanding shares of our common stock by the selling security holders. We will not receive any proceeds from the sale of the shares by the selling security holders.

Common Stock

Number Outstanding Prior to Offering:	At December 6, 2006, 77,665,320 shares of our common stock are outstanding, without giving effect to the issuance of 11,732,760 shares in the event of achievement of certain milestones in connection with our 2001 acquisition of ViraNative and 201,000 shares in the event of exercise of outstanding options at a weighted average price of $0.54 per share.

Number Outstanding Following the Offering:	77,665,320 shares of our common stock will be outstanding, without giving effect to the issuance of 11,732,760 shares in the event of achievement of certain milestones in connection with our 2001 acquisition of ViraNative and 201,000 shares in the event of exercise of outstanding options at a weighted average price of $0.54 per share.

Trading Symbol (OTCBB):	VGNI

FORWARD-LOOKING STATEMENTS

This prospectus, and other documents that we have incorporated by reference, contain forward-looking statements. Also, our management may make forward-looking statements orally to investors, analysts, the media and others. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors – many beyond our control – that could cause actual events or results to be significantly different from those described in the forward-looking statement. Any or all of our forward-looking statements in this report or in any other public statements we make may turn out to be wrong.

We caution that these statements are further qualified by important factors that could cause actual results to differ materially from those contemplated in the forward-looking statements, including, without limitation, those set forth in our annual report on Form 10-K for the fiscal year ended June 30, 2006, our quarterly report on Form 10-Q for the quarter ended September 30, 2006 and the following:

•	our failure to achieve significant revenues;

•	our failure to service our debt and preferred stock;

•	our ability to procure additional funding;

•	regulation by federal, state and foreign regulatory authorities in the manufacturing and selling of our Multiferon® product;

•	our reliance on third parties to market and distribute our Multiferon® product;

•	the effect of competition in the pharmaceutical and biotechnology industry;

•	our reliance on foreign third party manufacturers;

•	the availability of human leukocytes and other materials used in the production of our product;

•	an adverse change in foreign currency exchange rates;

•	our ability to protect our intellectual property;

•	our exposure to litigation;

•	our dependence on our key managers and scientific personnel and our scientific collaborators;

•	a decline in demand for shares of our common stock;

•	volatility in the market for shares of our common stock;

•	our ability to pay dividends on common stock under Delaware law;

•	the effect of economic conditions generally; and

•	regulation by federal, state and foreign regulatory authorities in connection with developing, marketing, manufacturing and selling our product candidates.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or words of similar meaning. They may also use words such as, “would,” “should,” “could” or “may”. Factors that may cause our actual results to differ materially from those described in forward-looking statements include the risks discussed elsewhere in this prospectus under the caption “Risk Factors”.

RISK FACTORS

An investment in our common stock is highly speculative. You should be aware you could lose the entire amount of your investment. Prior to making an investment decision, you should carefully read this entire prospectus and documents incorporated by reference into this prospectus and consider the following risk factors. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations could be adversely affected. As a result, the trading price of our common stock could decline. This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses the business risk factors that might cause those differences.

Risks Related to Our Financial Condition and Business

We have a history of operating losses and we expect to continue to incur losses and may never be profitable. If we do not develop profitable operations, we will have to terminate our operations. As a result, investors will lose their entire investment.

Since our organization, we have incurred operating losses and negative cash flow from operating activities as a result of minimal sales coupled with our significant clinical development, research and development, general and administrative, sales and marketing and business development expenses. We expect to incur losses for at least the next several years as we expand our sales and marketing capabilities, make use of the sales and marketing capabilities of third parties and continue our clinical trials and research and development activities. Operating losses have totaled approximately:

•	$1.5 million for the quarter ended September 30, 2006;

•	$8.5 million for the fiscal year ended June 30, 2006;

•	$15.6 million for the fiscal year ended June 30, 2005; and

•	$7.1 million for the fiscal year ended June 30, 2004;

At September 30, 2006, we had cash on-hand of approximately $513,000, working capital of approximately $804,000, an accumulated deficit since organization of approximately $69.1 million and a stockholders’ deficit of approximately $16.2 million. These losses, among other things, have had and will continue to have an adverse effect on our working capital, total assets and stockholders’ deficit. In light of our recurring losses, accumulated deficit and cash flow difficulties, the report of our independent registered public accounting firm on our financial statements for the fiscal year ended June 30, 2006 contains an explanatory paragraph raising substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that may be necessary in the event we are unable to continue as a going concern.

Subsequent to September 30, 2006, we received net proceeds of approximately $291,000 from the sale of our Series D 24% Cumulative Preferred Stock and Viragen received net proceeds of approximately $17.0 million from its underwritten public offering. However, approximately $11.5 million of the proceeds from Viragen’s underwritten public offering were utilized to redeem Viragen’s Series J 24% Cumulative Convertible Preferred Stock and our Series C 24% Cumulative Preferred Stock and Series D 24% Cumulative Preferred Stock, including the payment of the related accrued and unpaid dividends, and the retirement of a portion of Viragen’s convertible debentures. We believe that this additional funding will provide sufficient cash to support Viragen’s and our operations through February 2007. However, we continue to experience operating losses and cash flow difficulties and we will require substantial additional funding to support our operations subsequent to February 2007. Our inability to generate substantial revenue or obtain additional capital through equity or debt financings would have a material adverse effect on our financial condition and our ability to continue operations. Historically, Viragen has provided us with the working capital necessary to fund operations. Accordingly, if Viragen or we are unable to obtain additional financing by the end of February 2007, we could be forced to significantly curtail or suspend our operations, including laying-off employees, recording asset impairment write-downs and other measures.

We must generate significant revenues to achieve and maintain profitability. Multiferon® is in its early stage of commercialization deriving nominal revenue. We may not be able to generate sufficient revenues or achieve or maintain profitability. If we fail to achieve and maintain profitability, we could be forced to significantly curtail or suspend our operations, including laying-off employees, recording asset impairment write-downs and other measures. Additionally, investors could lose their entire investment in our securities.

We are dependent upon Viragen for financial support and in the event Viragen is not able to fund our operations and we are unable to generate revenues sufficient to pay our operating expenses, we will likely be forced to cease operations and investors will lose their investment.

Historically, Viragen has provided us with the working capital necessary to fund our operations. Viragen recently completed a secondary offering of its securities and provided us approximately $3.6 million to enable us to redeem our Series C 24% Cumulative Preferred Stock and Series D 24% Cumulative Preferred Stock. While we believe Viragen has sufficient capital on hand to fund its and our operations through February 2007, Viragen will require substantial additional funding to support its and our operations subsequent to February 2007. In addition, Viragen has received deficiency notices from the American Stock Exchange, or AMEX, and if Viragen is unable to satisfy the AMEX that it will regain compliance with its continued listing criteria, Viragen’s common stock, units and warrants may be delisted from AMEX, which could accelerate repayment of its outstanding indebtedness, and adversely affect investor perception, which would adversely affect Viragen’s ability to raise additional capital. If Viragen is unsuccessful in its efforts to raise additional capital, or we are unable to obtain additional financing or generate licensing and sales revenue sufficient to sustain our operations, as needed, we could be forced to significantly curtail or suspend our operations, including laying-off employees, recording asset impairment write-downs and other measures.

Our business is capital intensive, and we do not currently generate sufficient revenues to offset our debt service obligations, research and development activities and other operating expenses. If we are unable to obtain additional funding, as and when required, we may have to significantly curtail or completely terminate our operations.

We will require substantial future capital in order to continue to complete research, development and commercialization of Multiferon®, to meet our debt service obligations, to fund other operating expenses and to otherwise execute our business plan. Historically, Viragen has provided us with the working capital necessary to fund our operations. While we believe Viragen has sufficient capital on hand to fund their operations through February 2007, Viragen will require substantial additional funding to support its and our operations subsequent to February 2007. If Viragen or we are unable to obtain additional financing or generate licensing and sales revenue sufficient to sustain our operations, as needed, we could be forced to significantly curtail or suspend our operations, including laying-off employees, recording asset impairment write-downs and other measures. Additional capital may not be available to us when needed, or on terms that are acceptable to us, or at all.

We anticipate research and development costs to increase over the next twelve months, particularly in the area of regulatory-related consulting fees, toxicology studies and clinical trial costs. We also anticipate selling related expenses will increase over the next twelve months due to the planned expansion of our Multiferon® sales and related marketing efforts. Our future capital requirements will depend on many factors including:

•	revenue generated from licensing Multiferon®;

•	revenue generated from the sale of Multiferon®;

•	our ability to conduct future financings;

•	our ability to service our debt;

•	progress with future research, development, pre-clinical studies and clinical trials;

•	the costs associated with obtaining regulatory approvals;

•	the costs involved in patent applications and potential patent enforcement;

•	competing technologies and market developments; and

•	our ability to establish collaborative arrangements and effective commercialization activities.

Based on our operating plans, for the balance of our fiscal year ending June 30, 2007, we anticipate that we will need approximately $5.0 million for operating activities, $500,000 for investing activities and $100,000 to service our financing obligations other than to Viragen. Actual expenditures in these areas could vary based on the amount of capital we are able to obtain.

If adequate funds are not available to us on a timely basis, we may be required to significantly curtail or suspend a portion or all of our operations. Further, sufficient funding may not be available to finance planned future scientific collaborations, planned marketing efforts or planned capital expenditures. Any failure to raise additional funds in the future may also result in our inability to successfully promote Multiferon®, complete existing and/or undertake new research and development projects, take advantage of business opportunities or respond to competitive pressures, any of which would have a material adverse effect on our financial condition, results of operations and ability to continue operations.

We will be substantially dependent on licensing fees and sales of Multiferon® to generate revenue for the foreseeable future. If we are unable to obtain or maintain the necessary required regulatory approvals to manufacture and sell Multiferon® throughout the European Union, or if Multiferon® is not widely accepted by the markets in which we manufacture and sell it, we may have to significantly curtail or cease operations and our investors may lose their entire investment.

Our prospects for achieving profitability will depend primarily on how successful we are in executing our business plan to license, market and sell our human alpha interferon product under the brand Multiferon®. We expect sales of Multiferon® to be a significant source of income for the foreseeable future. We cannot assure you of the success of our commercialization efforts. The product is approved in Sweden for the first-line adjuvant treatment of high-risk (Stages IIb-III) malignant melanoma following dacarbazine (DTIC) after surgical removal of tumors. The product is also approved for sale in Bulgaria, Chile, Mexico, the Philippines and Sweden as a second-line treatment of any and all diseases in which patients show an initial response to recombinant alpha interferon followed by treatment failure, likely to be caused by neutralizing antibodies. The product is also approved for sale in Egypt, Hong Kong, Indonesia and South Africa as a second-line therapy for the treatment of chronic myelogenous leukemia and hairy cell leukemia. Multiferon® is not approved for sale in the United States or European Union countries, other than Sweden. We have not sought the approval of Multiferon® from the United States Food and Drug Administration or its European Union counterparts, except Sweden. We will focus on seeking new approvals for Multiferon® in the European Union for the same indications for which it is approved in Sweden. We may seek approval for other indications in the European Union in the future. In the foreseeable future, we do not expect to seek regulatory approval in the United States unless we secure licensees to fund such activities or other sources of funding, including government or private grant funding. We cannot assure you that we will be able to obtain regulatory approval of Multiferon® for the indications for which Multiferon® is approved in Sweden or for other indications in the European Union or in the United States.

Our ability to generate sufficient revenues to attain profitable operations depends in part upon our ability to establish and maintain manufacturing and distribution agreements with third parties. We will not be able to significantly reduce our losses or operate profitably until we obtain the necessary approvals to manufacture and sell Multiferon® on a widely accepted basis throughout the European Union. The successful commercialization of Multiferon® will require additional marketing and promotional activities and the completion of planned clinical trials, which are dependent upon our ability to raise significant additional funding, or our ability to generate sufficient cash flow from operating activities. Investors must understand that Multiferon® may never receive new approvals sought from regulatory authorities, or be able to maintain current approvals over time. In addition, even if new approvals are received, we may not be able to achieve sufficient profit from the sale of Multiferon®, unless we successfully meet our long-term sales objectives. If we do not obtain the required approvals, or we do not achieve profitable operations from the sale of Multiferon®, we may be forced to significantly curtail or cease operations. In the event we cease operations, our investors will lose their entire investment.

We rely, and expect to rely in the foreseeable future, on third parties in various international territories to effectively market and distribute Multiferon®. If these third parties are unable to effectively market Multiferon®, we may be unable to achieve significant product sales.

One of our business strategies is to license Multiferon® to third parties for marketing and distribution. For instance, we have entered into agreements with third parties in Mexico, Greece, Chile and South Africa for the distribution of Multiferon®. These third parties are not our employees and we do not have control over their performance. To date, we have not recognized significant revenue from these agreements, as some of these markets are relatively small and highly competitive. The majority of these agreements require that the distributor obtain the necessary regulatory approvals, which, in some cases, have not yet been obtained. Regulatory approval is a mandatory step in the marketing of a drug, but it is by no means the final challenge in marketing a bio-pharmaceutical product. In many countries, a separate process may be required for obtaining reimbursement authorization. In addition, physicians must be educated about the merits of the product over time and, in some of these territories, government and/or hospital formularies govern the acceptance for use of a new product. Therefore, we are unable to predict the timing of approvals or sales in these various countries and we have previously terminated such third party agreements due to non-performance. The failure of these third parties to sell our Multiferon® or reach targeted sale amounts would negatively impact our sales growth. To the extent that we license Multiferon® to third parties on an exclusive basis, we will be precluded from granting other parties the opportunity to conduct successful marketing activities.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell Multiferon®, we may be unable to generate significant product revenue to support our continuing operations.

We do not currently have an organization for the sales, marketing and distribution of Multiferon®. We do have two sales representatives in Sweden to promote Multiferon® to prescribing physicians. In order to successfully commercialize Multiferon®, we must either build our sales and marketing capabilities or make arrangements with third parties to perform these services. If we do enter into arrangements with third parties to perform sales and marketing services, our net product revenues will be lower than if we directly sold and marketed Multiferon® and any revenues received under such arrangements will depend on the skills and efforts of others. If we are unable to establish adequate sales, marketing, and distribution capabilities, whether independently or with third parties, we may not be able to generate significant product revenue to support our continuing operations.

Possible side effects from the use of Multiferon® could adversely affect potential revenues and physician/patient acceptability of our product.

Like any medication Multiferon® can have side effects. The most common side effects are: fever, chills, sweats, fatigue, stiffness, joint and muscle pain, headache, loss of appetite and nausea. These acute side effects can usually be relieved by taking acetaminophen and often decrease during the course of treatment.

There can be no assurance that unexpected or unacceptable side effects will not be found in the future for this use or other potential uses of Multiferon® which could threaten or limit such product’s usefulness.

Multiferon® may not gain market acceptance among physicians, patients and the medical community, thereby limiting our potential to generate revenue.

Market acceptance of Multiferon® will depend on the benefits of Multiferon® in terms of safety, efficacy, convenience, ease of administration and cost effectiveness and our ability to demonstrate these benefits to physicians, payers and patients. Additionally, there can be no assurance that Multiferon® will not have unexpected or unacceptable side effects that limit the usefulness of Multiferon®. We believe that market acceptance also depends on the pricing of Multiferon® and the reimbursement policies of government and third-party payers, as well as the effectiveness of our sales and marketing activities. Physicians may not prescribe Multiferon®, and patients may determine, for any reason, that Multiferon® is not useful to them. The failure of Multiferon® to achieve market acceptance would limit our ability to generate revenue and would adversely affect our results of operations.

Some of the indications we are targeting represent smaller patient populations with currently unmet medical needs, which may not result in significant revenue.

As we identify new indications for Multiferon®, we tend to focus on urgent unmet medical needs. The market potential for these indications may be small and there can be no assurances that any one or multiple approvals for an indication will result in significant revenue. While competition in these indications may be less than for other indications, there can be no assurances that there will not be competition with better products and technologies and more funding to conduct necessary clinical trials than we are able to provide.

Multiferon® may not be commercially viable if we fail to obtain an adequate level of reimbursement for it by governments, private health coverage insurers and other organizations, our revenues from Multiferon® could be less than anticipated, which could have a negative impact on our ability to achieve profitable operations.

Sales of pharmaceutical products such as Multiferon® largely depend on the reimbursement of patients’ medical expenses by government health care programs and private health insurers. Without the financial support of the governments or third-party payers, the market opportunity for Multiferon® will be limited. These third-party payers are increasingly challenging the price and examining the cost effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved pharmaceutical products and services. We may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of Multiferon®. Such studies may require us to dedicate a significant amount of resources including funding. Multiferon® may not be considered cost-effective. Third-party payers may elect not to reimburse for Multiferon®, or enable us or our partners to sell it at profitable price. If third party payers decline or limit reimbursement for Multiferon®, our product revenue would be less than anticipated, which would negatively impact our ability to achieve profitable operations.

If our competitors develop and market products faster than we do or if those products are more effective, safer or less expensive than Multiferon®, our commercial opportunity will be reduced or may not exist and we may be forced to suspend operations.

Competition in the pharmaceutical and biotechnology industries is intense and is expected to increase. We face competition from pharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies, both in the United States and abroad. Many of our competitors, including major pharmaceutical companies, have more experience in research, development and clinical testing of bio-pharmaceutical products. We have not yet developed a pharmaceutical product and gained regulatory approvals such that it can be widely marketed in an international competitive environment. Many of our competitors also have greater financial, marketing and human resources capabilities that we do.

Some of our competitors in the alpha interferon markets include Hoffmann-La Roche, Inc. and Schering-Plough Corporation, both of whom have received approvals for their recombinant and sustained-release alpha interferon products. These companies have been researching, developing and marketing their products and have received wide acceptance from the medical community, payers and the patient population for their products. This may make it more difficult for us to introduce our alpha interferon product and penetrate the market, in certain indications, if and when we receive the necessary regulatory approvals.

Despite the receipt of regulatory approvals there can be no assurance that Multiferon® will be accepted as a treatment superior to our competitors.

In addition, technological advances made by our competitors may reduce the market potential for Multiferon®. We may not be able to keep pace with technological advances by others, either because we do not have sufficient resources or because we cannot achieve greater improvements in our technology. If we are unable to compete with our larger, more experienced competitors, we will likely cease operations.

Our competitors may succeed in developing products that are more effective, safer and less expensive than Multiferon® or that render Multiferon® noncompetitive or obsolete. If any of our competitors develop a product that is more effective, safer or more convenient for patients, we may not be able to achieve market acceptance for Multiferon®, which would adversely affect our ability to generate revenue and recover the substantial development costs we have incurred and will continue to incur.

The regulatory approval process for Multiferon® is lengthy, and we may not be able to obtain all of the regulatory approvals required to manufacture and commercialize Multiferon®, which could limit our revenue and, ultimately, could require us to cease operations.

All pharmaceutical manufacturers are subject to local, state, federal and foreign rules and regulations, such as those of the United States Food and Drug Administration and the European Union regulatory authorities. In the United States and in many foreign jurisdictions, rigorous pre-clinical testing and clinical trials and an extensive regulatory review process must be successfully completed before a new drug can be sold. We and our collaboration partners must demonstrate to the satisfaction of the applicable regulatory authority that Multiferon® is safe and effective for its intended uses. Multiferon® may not be approved for all of the intended uses that we request, which would limit the uses for which we can promote it and adversely impact our ability to generate revenues. If the approvals we obtain are limited, we may choose to conduct costly, post-marketing follow-up studies to expand the product uses, but those studies may not produce data sufficient to permit approval for an expanded product use. We have only received regulatory approval for Multiferon® in Bulgaria, Chile, Mexico, Sweden, Egypt, Hong Kong, Indonesia, the Philippines and South Africa for certain indications. We have not received regulatory approval for Multiferon® in the United States or in the European Union, other than Sweden. We are in preparations for requesting approval of Multiferon® in other countries in the European Union for the same indication for which it was approved in Sweden, however, there are no assurances it will be approved. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. For instance, we have initiated the process to conduct a Phase III post-marketing clinical trial with Multiferon® on an international basis, which is expected to cost between $16 million to $18 million and take six to eight years to complete. Additionally, these rules and regulations may be different in each jurisdiction that we seek regulatory approval and can involve additional and costly pre-clinical and clinical testing and data review. Despite the time, expense and resources invested by us in the approval process, we may never receive these regulatory approvals for any specific illness or range of illnesses that we are attempting to treat with Multiferon®.

The time required to obtain approval from the appropriate regulatory authority is unpredictable and the type and magnitude of the testing required for regulatory approval varies depending on the regulatory authority, the product and the disease or condition for which it is being developed. Regulatory agencies can delay, limit or deny approval of a product for many reasons, including:

•	our failure to demonstrate to the satisfaction of the regulatory authority that Multiferon® is safe and effective for a particular use;

•	the results of clinical trials may not meet the level of statistical significance required by the regulatory authority for approval;

•	our inability to demonstrate that Multiferon®’s benefits outweigh its risks;

•	our inability to demonstrate that Multiferon® presents an advantage over existing therapies;

•	the regulatory authority’s disagreement with the manner in which we interpret the data from pre-clinical studies and clinical trials;

•	the regulatory authority’s failure to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	a change in the approval policies or regulations of the regulatory authority or a change in the laws governing the approval process.

Any delay or failure by us or our collaboration partners to obtain regulatory approvals for Multiferon® would adversely affect our ability to generate revenues from it and could impose significant additional costs on us. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory approval process in others. Identification of side effects or occurrence of manufacturing problems could cause subsequent withdrawal of approval. Our inability to receive and maintain regulatory approvals will limit our revenues and, ultimately, could require us to cease operations.

Multiferon® will remain subject to ongoing regulatory requirements even if it receives marketing approval, and if we fail to comply with these requirements, we could lose these approvals, and the sale of Multiferon® could be suspended, and fines could be imposed on us.

Even if we receive regulatory approval to market Multiferon®, it will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of Multiferon® is granted, the approval may be subject to limitations on the uses for which it may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could reduce our revenues, increase our expenses and render the Multiferon® not commercially viable. In addition, as clinical experience with a drug expands after approval because it is typically used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product could result in limitations on the use of or withdrawal of the product from the marketplace. Absence of long-term safety data may also limit the approved uses of Multiferon®, if any. If we fail to comply with the regulatory requirements of the applicable regulatory authority, or previously unknown problems with Multiferon®, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including:

•	restrictions on the product, manufacturer or manufacturing process;

•	warning letters;

•	civil or criminal penalties;

•	fines;

•	injunctions;

•	product seizure or detention;

•	import or export bans or restrictions;

•	voluntary or mandatory product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If we or our collaboration partners are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we or our collaboration partners may lose marketing approval for Multiferon® when and if any of them are approved, resulting in decreased revenue.

If we and our third-party suppliers do not maintain high standards of manufacturing in accordance with all applicable regulations, our development and commercialization activities could suffer significant interruptions or delays and thus prevent us from realizing revenues and may cause us to significantly curtail or cease operations.

We and our third-party suppliers on which we currently or may in the future rely, must continuously adhere to corresponding regulations. In complying with these regulations, we and our third-party suppliers must expend significant time, money and effort in the areas of design and development, testing, production, validation, inspection, record-keeping and quality control to assure that Multiferon® meets applicable specifications and other regulatory requirements. The failure to comply with these regulations could result in an enforcement action against us, including seizure of product and shutting down of production. Any of these third-party suppliers and we also may be subject to audits by the applicable regulatory authorities. If any of our third-party suppliers or we fail to comply with applicable manufacturing regulations, our ability to develop and commercialize Multiferon® could suffer significant interruptions and prevent us from realizing revenues and may cause us to significantly curtail or cease operations.

Our reliance on foreign third party manufacturers may disrupt operations, which could materially harm our business and financial condition.

We depend and will continue to depend upon third parties for the processing of materials to manufacture Multiferon® and for the filling, labeling and packaging of Multiferon®. Third party manufacturers may encounter difficulties involving production yields, quality control and assurance, shortage of qualified personnel, shortage of capacity, compliance with applicable regulations, production costs, and development of advanced manufacturing techniques and process controls. Also, third party manufacturers may not perform as agreed to or may not remain in the contract manufacturing business for the time required by us to successfully produce and market Multiferon®. Any failure of third party manufacturers to deliver the required quantities of Multiferon® for clinical use on a timely basis and at commercially reasonable prices, and our failure to find replacement manufacturers could materially harm our business and financial condition.

Foreign manufacturing could expose us to risks involved with fluctuations in exchange rates of foreign currencies. In addition, reliance on international vendors exposes us to all the risks of dealing with a foreign manufacturing source. These risks include:

•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers, including import and export restrictions;

•	political or economic instability;

•	compliance with foreign laws;

•	transportation delays and interruptions;

•	difficulties in protecting intellectual property rights in foreign countries; and

•	currency exchange risks.

Foreign manufacturing arrangements may also limit our control, and could disrupt our operations, which, in turn, could negatively impact upon your investment in us.

Our operations involve hazardous materials and are subject to environmental, health and safety controls and regulations, which can be expensive to comply with and we may be liable for damages.

As a bio-pharmaceutical company, we are subject to environmental, health and safety laws and regulations, including those governing the use of hazardous materials. The cost of compliance with environmental, health and safety regulations may be substantial. Our business activities involve the controlled use of hazardous materials and we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and could materially harm our business, financial condition and results of operations.

If third-party contract research organizations and consultants do not perform in an acceptable and timely manner, our clinical trials could be delayed or unsuccessful.

We do not have the ability to conduct all aspects of clinical trials ourselves. We rely and will continue to rely on clinical investigators, third-party contract research organizations and consultants to perform some or all of the functions associated with clinical trials. The failure of any of these vendors to perform in an acceptable and timely manner in the future, including in accordance with any applicable regulatory requirements, such as good clinical or laboratory practices, or clinical trial protocols, could cause a delay or otherwise adversely affect our clinical trials and ultimately the timely advancement of our development programs. Additionally, competition for consultants and human patients may be intense and we may experience delays in development projects or suspension of studies if we are unable to fund or gain access to consultants or human patients.

We conduct most of our operations in foreign countries and we anticipate marketing Multiferon® in foreign countries, which presents numerous challenges. If we are unable to efficiently manage these challenges, our revenue, cost of operations and ability to attain profitable operations could be materially adversely affected.

There are challenges associated with international marketing activities including language and cultural barriers, variations in compliance procedures in certain countries and/or changes in regulatory requirements where Multiferon® may be marketed, performance of our distribution channels, government’s willingness to promote cheaper versions of competing products, the general population’s inability to afford private care drug products, changes in economic conditions and instability from country to country, changes in a country’s political condition, trade protection measures, tariffs and other trade barriers, including import and export restrictions, and tax issues. Our future revenues, costs of operations and profit results could be materially adversely affected by any or all of these factors. It may take significant time to overcome these challenges with no assurance that a particular market will ever be effectively penetrated.

Our international operations expose us to the risk of fluctuations in currency exchange rates, which could negatively impact our revenues and anticipated sales margins.

We conduct operations in several different countries. The balance sheet accounts of our operations in Scotland and Sweden, including intercompany accounts that are considered long-term in nature, are translated to U.S. dollars for financial reporting purposes and resulting adjustments are made to stockholders’ deficit. The value of the respective local currency may strengthen or weaken against the U.S. dollar, which would impact the value of stockholders’ investment in our common stock. Fluctuations in the value of the British Pound and Swedish Krona against the U.S. dollar have occurred during our history, which have resulted in unrealized foreign currency translation gains and losses, which are included in accumulated other comprehensive income and shown in the stockholders’ deficit section of our consolidated balance sheet. Intercompany trading accounts, which are short-term in nature, are remeasured at current exchange rates as of the balance sheet dates and any gains or losses are recorded in other expense (income), net.

We also conduct transactions that are denominated in currencies other than the U.S. dollar, British Pound and Swedish Krona. Transactions denominated in other currencies are accounted for in the respective local currency at the time of the transaction. Upon settlement of this type of transaction, any foreign currency gain or loss results in an adjustment to income.

Our results of operations may be impacted by the fluctuating exchange rates of foreign currencies, especially the British Pound and Swedish Krona, in relation to the U.S. dollar. Most of the revenue and expense items of our foreign subsidiaries are denominated in the respective local currencies. The strengthening of these local currencies against the U.S. dollar will result in higher expenses and liabilities when translated into U.S. dollars, which would lower or possibly eliminate completely our revenues and anticipated sales margins on product sales.

We do not currently engage in hedging activities with respect to our foreign currency exposure.

If we cannot protect our intellectual property, our ability to develop and commercialize Multiferon® could be severely limited and may cause us to terminate activities on Multiferon® and never realize a return on our investments in Multiferon®.

Our success is dependent in part on our ability to obtain, maintain and enforce our intellectual property rights (owned and licensed) domestically and abroad. The patent position of biotechnology and pharmaceutical companies is highly uncertain, involves complex legal and factual issues and has in recent years been the subject of much litigation. The validity, enforceability and commercial value of these rights, therefore, are highly uncertain.

Fundamentally, a patent is a grant of a right to exclude others from making, using or selling an invention. However, our patents may not protect us against our competitors. The issuance of a patent is not conclusive as to its scope, validity or enforceability. The scope, validity or enforceability of our patents can be challenged in litigation. Such litigation can involve substantial costs and distraction. If the outcome of such litigation is adverse to us, third parties may be able to use our patented inventions and compete directly with us, without payment to us. Third parties may also be able to circumvent our patents by design innovations. We may not receive any additional patents based on the applications currently pending.

Our patents may not contain claims that are sufficiently broad to prevent others from practicing our technologies or developing competing products. Competitors may be able to use technologies in competing products that perform substantially the same function as our technologies but avoid infringing our patent claims. Under such “workaround” circumstances, our patents would be of little commercial value to us.

Patent applications we file may not result in the issuance of a patent. Because patent applications are typically not published for several months after filing, or in some cases, not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors or collaborators can be certain that we or they were the first to make the inventions claimed in patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications. Assuming the other requirements for patentability are met, in the United States, the first to invent is entitled to the patent, and outside of the United States, the first to file is entitled to the patent.

Intellectual property rights are fundamentally territorial in nature, and depend on the differing laws of separate nations and entities. Accordingly, we may not be able, alone or with our licensors or collaborators, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States. The actual protection we receive from a foreign patent may vary from one country to another. Thus, any patents that we own or license from third parties may not provide commercially meaningful protection from competition.

We rely on maintaining as trade secrets our competitively sensitive know-how and other information. Intentional or unintentional disclosure of this information could impair our competitive position.

As to many technical aspects of our business, we have concluded that competitively sensitive information is either not patentable or that for competitive reasons it is not commercially advantageous to seek patent protection. In these circumstances, we seek to protect this know-how and other proprietary information by maintaining it in confidence as a trade secret. To maintain the confidentiality of our trade secrets, we generally enter into confidentiality agreements with our employees, consultants, collaborators, contract manufacturers and advisors upon commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. We may not obtain these agreements in all circumstances, and the agreements we have may be breached. We may not become aware of, or have adequate remedies in the event of, any such breach. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators, contract manufacturers or advisors have previous employment or consulting relationships. To the extent that our employees, consultants, collaborators, contract manufacturers or advisors use trade secrets or know-how owned by others in their work for us, disputes may arise as to the ownership of relative inventions. Also, others may independently develop substantially equivalent trade secrets, processes and know-how, and competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business. The disclosure of our trade secrets could impair our competitive position. Adequate remedies may not exist in the event of unauthorized use or disclosure or our confidential information.

If third parties successfully assert that we have infringed their patents and proprietary rights, or successfully challenge the validity of our patents and proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming, and which could delay or prevent the development or commercialization of Multiferon® and may cause us to seek a license to continue to develop or commercialize Multiferon®, which could have a material adverse affect on our business.

Our ability to commercialize Multiferon® depends on our ability to develop, manufacture, market and sell Multiferon® without infringing the proprietary rights of third parties. In the event that our technologies infringe or violate the patent or other proprietary rights of third parties, we may be prevented from pursuing product development, manufacturing, marketing and selling of Multiferon® if it utilizes such technologies. There may be patents held by others of which we are unaware that contain claims that our product infringes. In addition, given the complexities and uncertainties of patent law, there may be patents of which we know that we may ultimately be held to infringe, particularly if the claims of the patent are determined to be broader than we believe them to be. For instance, United States and foreign patents have been issued to others for genetically engineered and human-derived interferons. While we are not currently aware of any patent issues, this does not preclude a third party from filing a claim against us. In the event a third party claims that we infringe its patents, any of the following may occur:

•	we may become liable for substantial damages for past infringement if a court decides that our technologies infringe upon a competitor’s patent;

•	a court may prohibit us from selling or licensing our product without a license from the patent holder, which may not be available on commercially acceptable terms or at all, or which may require us to pay substantial royalties or grant cross-licenses to our patents; and

•	we may have to redesign our product so that it does not infringe upon others’ patent rights, which may not be possible or could require substantial funds or time.

Additionally, licenses may not be exclusive in which case our competitors might gain access to the same technology as to that which was licensed to us. If we failed to obtain a required license or were unable to alter the design of our product to make the licenses unnecessary, we might be unable to commercialize our product, which could significantly affect our ability to grow our commercial business.

Many of our employees, consultants, contractors and others may use the trade secret information of others in their work for us or they may disclose our trade secret information to others. Either of these events could lead to disputes over the ownership of inventions derived from that information or expose us to potential damages or other penalties.

If any of these events occurs, our business will suffer.

We may incur substantial costs as a result of litigation or other proceedings relating to patent or other intellectual property rights.

There has been substantial litigation and other proceedings regarding patent and intellectual property rights in the bio-pharmaceutical industry. We may be forced to defend claims of infringement brought by our competitors and others, and we may institute litigation against others who we believe are infringing our intellectual property rights. In the future, we expect our license agreements may include certain provisions that could require us to defend claims against our licensed patents and could subject us to significant legal expenses in defense and enforcement activities. The outcome of intellectual property litigation is subject to substantial uncertainties and may, for example, turn on the interpretation of claim language by the court, which may not be to our advantage, or on the testimony of experts as to technical facts upon which experts may reasonably disagree. Our involvement in intellectual property litigation could result in a significant expense to us. Some of our competitors have considerable resources available to them and a strong economic incentive to undertake substantial efforts to stop or delay us from commercializing products. We, on the other hand, are a relatively small company with comparatively few resources available to us to engage in costly and protracted litigation. Moreover, regardless of the outcome, intellectual property litigation against or by us could significantly disrupt our development and commercialization efforts, divert our management’s attention, quickly consume our financial resources or require us to disclose confidential information. In addition, if third parties file patent applications or issue patents claiming technology that is also claimed by us in pending applications, we may be required to participate in interference proceedings with the applicable regulatory authority, including oppositions, to determine priority of invention or patentability. Even if we are successful in these proceedings, we may incur substantial costs, and the time and attention of our management and scientific personnel will be diverted in pursuit of these proceedings.

Licenses to third parties may not result in revenue to us and exclusive licenses will preclude us from seeking alternative revenue streams.

One of our business strategies is to license Multiferon® to third parties. They, in turn, will use this license to produce and/or market Multiferon®. We cannot guarantee that these third parties will be able to successfully produce or market Multiferon® or that we will receive revenue from their efforts. To the extent that we grant exclusive licenses to third parties, we may be precluded from granting other parties the opportunity to conduct successful marketing activities.

Our copyrightable and trademark works are assets that must be protected. If we are unable to protect these assets, our competitive position could be weakened.

Copyright law in the U.S. protects those original works of authorship fixed in a tangible medium of expression. While our intellectual property largely resides in our portfolio of patents, trademarks, and trade secrets, our works of authorship embody certain rights and may deserve protection. To the extent we create written works such as brochures, web sites, or trade show presentations, we are publishing works of authorship that may well be presented to competitors. While copyright protection subsists in such works once they are fixed (e.g., on paper or in electronic format), the added layer of protection that comes from registration is important. Without registration of a work at the appropriate territorial copyright office, it may be difficult, if not impossible, to initiate actions against alleged infringement.

We may be exposed to product liability claims, and our product liability insurance may not be sufficient to cover all claims or continue to be available to us.

We are exposed to the risk of product liability claims. We may be subject to claims against us even if the injury is due to the actions of others. For example, if the medical personnel that use our product on patients are not properly trained or are negligent in the use of our product, the patient may be injured through the use of our product, which may subject us to claims. The use of our product in clinical trials could also expose us to product liability claims. Persons who claim to be injured from use of our product, may file claims for personal injuries or other damages against us. Directives in the European Union, for example, provide for strict liability and permit compensation claims to be made within a ten year period from when the product is placed on the market, and three years from the event giving rise to the claim, thereby creating a 13 year period within which compensation claims could be asserted. Regulations in other countries and regions may differ and may expose us to incremental risks of liability. We maintain product liability insurance in the amount of $10 million.

Generally, our clinical trials, including our melanoma trials, are conducted in patients with serious life-threatening diseases for whom conventional treatments have been unsuccessful or for whom no conventional treatment exists, and in some cases, our product is used in combination with approved therapies that themselves have significant adverse event profiles. During the course of treatment, these patients could suffer adverse medical events or die for reasons that may or may not be related to our products.

We cannot predict all of the possible harms or side effects that may result form the use of our product to cover all liabilities or defense costs we might incur. We cannot be sure that our insurance coverage will be adequate to insulate us from liabilities that may result from the use of our product. Also, in the future this type of insurance may not be available, or we may not be able to afford this form of insurance. A product liability claim or series of claims brought against us could give rise to substantial liability that could exceed our resources. Even if claims are not successful, the costs of defending such claims and potential adverse publicity could be harmful to our business.

Our reliance on third party suppliers to supply our raw materials may disrupt operations and our ability to develop and commercialize Multiferon®.

We currently rely, and we expect to rely on third-party suppliers to supply our raw materials to produce Multiferon®. All of these suppliers are outside of the United States. Reliance on third-party suppliers exposes us to risks. These risks include:

•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers, including import and export restrictions;

•	political or economic instability;

•	compliance with foreign laws;

•	possible breach of the manufacturing agreement by the third party because of factors beyond our control;

•	the possible termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly and inconvenient for us;

•	transportation delays and interruptions;

•	limitations on supply availability resulting from capacity and scheduling constraints of the third party;

•	difficulties in protecting intellectual property rights in foreign countries; and

•	currency exchange risks.

Foreign supply arrangements may also limit our control, and could disrupt our operations, which, in turn, could negatively impact upon your investment in us. Our dependence upon others for the raw materials to produce Multiferon® may adversely affect our business and our ability to commercialize the product.

The production of Multiferon® is highly dependent on the availability of human leukocytes, and any interruption in supply could adversely affect our ability to manufacture Multiferon®.

We are dependent upon third party blood collection agencies to supply human leukocytes as a key raw material in the manufacture of Multiferon®. We currently maintain supply agreements, including, through our Swedish subsidiary, with the German Red Cross. The failure to maintain such agreements or obtain new ones could have a material adverse affect on us.

If we are unable to obtain the necessary leukocytes, we may be required to scale back our operations or stop manufacturing Multiferon®. The costs and availability of leukocytes are subject to fluctuation depending on a variety of factors beyond our control, including competitive factors, changes in technology, and governmental regulations that may limit or prevent their availability.

If we lose the services of our key management or scientific personnel, scientific collaborators or other advisors, our business and ability to attain profitable operations would suffer.

The success of our business is highly dependent on our management as well as our senior manufacturing and scientific personnel. We also rely on our scientific collaborators and other advisors, particularly with respect to our research and development efforts. In addition, we require skilled personnel in areas such as business and clinical development. We do not maintain key-person life insurance on any of our officers, employees or consultants. In addition, although we have employment agreements with key members of management, each of our employees, subject to applicable notice requirements, may terminate his or her employment at any time. The pool of individuals with relevant experience in bio-technology is limited, and retaining and training personnel with the skills necessary to operate our business effectively is challenging, costly and time-consuming. If we lose the services of any key personnel, our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to this Offering

We are engaged in the bio-pharmaceutical industry; as a result, the market for our shares of common stock may be subject to extreme volatility.

The market for securities of bio-pharmaceutical companies, including ours, has historically been more volatile than the market for stocks in general. As a result, the price and volume of our shares may be subject to wide fluctuations in response to factors, some of which are beyond our control, including, without limitation:

•	quarter-to-quarter variations in our operating results;

•	our announcement of material events;

•	price fluctuations in sympathy to others engaged in our industry; and

•	the effects of media coverage of our business.

Price and volume volatility may prevent you from selling your shares of our common stock when you desire to do so, and the inability to sell your shares in a rapidly declining market may substantially increase your risk of loss. Our shares have traded between a high of $0.48 and a low of $0.06 since July 1, 2004. The daily trading volume of our shares since July 1, 2004 has been volatile ranging from no shares to approximately 766,000 shares traded in a single day.

We do not expect to pay dividends on our common stock in the foreseeable future.

We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock any time in the foreseeable future. Additionally, any future payment of dividends will directly depend upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. For the foreseeable future, we will use earnings from operations, if any, to finance our growth, and we will not pay dividends to our common stockholders.

As a Delaware corporation, we may not declare and pay dividends on our capital if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. In addition, to the extent we pay dividends and we are deemed to be insolvent or inadequately capitalized, a bankruptcy court could direct the return of any dividends.

You should not rely on an investment in our common stock if you require dividend income. The only return on your investment in our common stock, if any, would most likely come from any appreciation of our common stock.

We could use preferred stock to fund operations or resist takeovers, and the issuance of preferred stock may cause additional dilution.

Our certificate of incorporation authorizes the issuance of up to 2.5 million shares of preferred stock. No preferred stock is outstanding as of the date of this prospectus. Our certificate of incorporation gives our board of directors the authority to issue preferred stock without the approval of our stockholders. We may issue additional shares of preferred stock to raise money to finance our operations. We may authorize the issuance of the preferred stock in one or more series. In addition, we may set the terms of preferred stock, including:

•	dividend and liquidation preferences;

•	voting rights;

•	conversion privileges;

•	redemption terms; and

•	other privileges and rights of the shares of each authorized series.

The issuance of large blocks of preferred stock could possibly have a dilutive effect to our existing stockholders. It can also negatively impact our existing stockholders’ liquidation preferences. In addition, while we include preferred stock in our capitalization to improve our financial flexibility, we could possibly issue our preferred stock to friendly third parties to preserve control by present management. This could occur if we become subject to a hostile takeover that could ultimately benefit us and our stockholders.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling security holders.

PRICE RANGE OF OUR COMMON STOCK

Our common stock trades on the over-the-counter Bulletin Board, under the symbol “VGNI.” The following table sets forth the high and low quotations for our common stock for the periods indicated.

	High	Low
2006-2007 Period
Second Quarter (through December 6, 2006)	$0.13	$0.06
First Quarter ended September 30, 2006	0.13	0.09
2005-2006 Period
Fourth Quarter ended June 30, 2006	$0.21	$0.12
Third Quarter ended March 31, 2006	0.23	0.10
Second Quarter ended December 31, 2005	0.48	0.07
First Quarter ended September 30, 2005	0.15	0.08
2004-2005 Period
Fourth Quarter ended June 30, 2005	$0.15	$0.11
Third Quarter ended March 31, 2005	0.25	0.12
Second Quarter ended December 31, 2004	0.28	0.15

The above quotations reflect prices between dealers and do not include retail mark-ups, markdowns or commissions and do not represent actual transactions.

As of December 6, 2006, we had approximately 140 stockholders of record. On December 6, 2006, the closing price of our common stock was $0.06 per share.

We have never paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future because:

•	applicable provisions of Delaware law described below limit our ability to pay dividends if we do not have net income;

•	we have experienced losses since inception;

•	we have significant capital requirements in the future; and

•	we presently intend to retain earnings, if any, to finance the expansion of our business.

Future dividend policy will depend on:

•	our earnings, if any;

•	applicable provisions of Delaware law described below governing the payment of dividends;

•	capital requirements;

•	expansion plans;

•	legal or contractual limitations;

•	financial condition; and

•	other relevant factors.

The payment of dividends will also depend on our ability to declare dividends under Delaware law. Dividends may be paid only out of “surplus,” as that term is defined in the Delaware General Corporation Law, or, in the event there is no surplus, out of the net profits of the corporation for the fiscal year in which the dividend is declared and/or the immediately preceding fiscal year. Dividends may not be paid, however, out of net profits of the corporation if the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is impaired.

CAPITALIZATION

The following table presents our capitalization as of September 30, 2006. You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes that are incorporated by reference into this prospectus.

As of September 30, 2006
Cash and cash equivalents	$513,339

Indebtedness:
Current portion of long-term debt	$70,969
Long-term debt, less current portion	628,738
Advances from parent	25,296,474

Total indebtedness	25,996,181
Series D 24% cumulative preferred stock, $0.01 par value. Authorized 15,000 shares; 7,701 shares issued and outstanding. Liquidation preference value: $100 per share	779,292
Stockholders’ deficit:
Series C 24% cumulative preferred stock, $0.01 par value. Authorized 18,000 shares; 18,000 shares issued and outstanding. Liquidation preference value: $100 per share	1,800,000
Common stock, $0.01 par value; 90,000,000 shares authorized; 77,665,320 shares issued and outstanding	776,653
Additional paid-in capital	46,456,660
Accumulated deficit	(69,110,152)
Accumulated other comprehensive income	3,847,377

Total stockholders’ deficit	(16,229,462)

Total capitalization	$10,546,011

The table does not reflect (a) the issuance of 3,150 shares in October 2006 of our Series D 24% Cumulative Preferred Stock or (b) the redemption of all outstanding Series C 24% Cumulative Preferred Stock and Series D 24% Cumulative Preferred Stock in November 2006, including the payment of the related accrued and unpaid dividends.

The outstanding share information excludes the following as of September 30, 2006:

•	11,732,760 shares currently issuable upon the achievement of certain milestones defined in the agreement for our acquisition of ViraNative on September 28, 2001

•	221,500 shares issuable upon exercise of outstanding options with a weighted average exercise price of $0.56 per share;

•	376,300 shares reserved for grant and issuance under our 1997 Stock Option Plan;

SELECTED FINANCIAL DATA

The following selected financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and notes thereto and other financial information included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2006, which is incorporated by reference into this prospectus. The consolidated statements of operations data set forth below for the fiscal years ended June 30, 2006, 2005, 2004, 2003 and 2002 and the consolidated balance sheet data at June 30, 2006, 2005, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements. The consolidated statement of operations data set forth below for the three months ended September 30, 2006 and September 30, 2005 and the consolidated balance sheet data at September 30, 2006 have been derived from our unaudited consolidated condensed financial statements included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which is incorporated by reference into this prospectus.

	Three months ended September 30,		Fiscal Year Ended June 30,
	2006	2005	2006	2005	2004	2003	2002
	(Unaudited)
STATEMENTS OF OPERATIONS DATA
Product sales	$73,567	$85,186	$391,213	$278,784	$266,137	$630,785	$1,275,264
Other income (expense), net	82,512	89,091	(547,675)	891,266	329,456	239,306	206,506
Net loss (a)	(1,543,193)	(1,856,355)	(8,515,681)	(15,644,189)	(7,076,051)	(5,164,944)	(5,591,241)
Net loss attributable to common stock	(1,922,980)	(1,856,355)	(8,515,681)	(15,644,189)	(7,076,051)	(5,164,944)	(5,591,241)
Basic and diluted net loss per common share	(0.02)	(0.03)	(0.12)	(0.22)	(0.10)	(0.11)	(0.14)
Weighted average common shares outstanding	76,970,363	73,669,320	73,669,320	72,740,857	68,113,764	48,772,154	40,978,950

	At September 30, 2006		At June 30,
		2006	2005	2004	2003	2002
	(Unaudited)
BALANCE SHEET DATA
Working capital	$803,681	$1,342,525	$2,257,967	$2,428,910	$956,890	$171,615
Total assets	12,690,377	12,719,220	14,273,221	23,325,244	21,075,160	19,153,379
Long-term debt, less current portion	628,738	627,265	598,104	1,072,087	1,124,335	1,023,948
Advances from parent	25,296,474	26,672,371	20,320,367	12,623,782	3,680,530	4,749,982
Series D 24% Cumulative Preferred Stock	779,292	—	—	—	—	—
Stockholders’ (deficit) equity	(16,229,462)	(16,199,812)	(8,262,692)	6,899,865	12,767,410	9,551,471

(a)	Net loss for our fiscal year ended June 30, 2005 includes a goodwill impairment charge of approximately $6.9 million.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act covering the resale of the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by the SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, you should review the provisions of the exhibit to which reference is made. You may obtain these exhibits from the SEC, as discussed below.

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these filings, as well as the registration statement of which this prospectus forms a part, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying the required fee for copying. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information filed electronically with the SEC. The address of that site is www.sec.gov. The information on this website is not and should not be considered part of this prospectus and is not incorporated by reference in this document, other than that information specifically incorporated by reference below. This website is and is only intended to be an inactive textual reference.

The SEC allows us to “incorporate by reference” into this prospectus information that we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the units under this prospectus; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K. The information incorporated by reference is an important part of this prospectus. The information contained in this prospectus and information we later file with the SEC, prior to the termination of this offering, automatically updates and supersedes the previously filed information contained in our Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K incorporated herein by reference and listed below.

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 filed with the SEC on September 27, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the SEC on November 14, 2006;

•	Our Current Report on Form 8-K dated October 4, 2006 filed with the SEC on October 6, 2006;

•	Our Current Report on Form 8-K dated August 18, 2006 filed with the SEC on August 23, 2006; and

•	Our Current Report on Form 8-K dated July 17, 2006 filed with the SEC on July 28, 2006.

We will deliver without charge a copy of all of the information incorporated by reference in this prospectus to each person receiving a copy of this prospectus. If you need an additional copy of these documents, or if you would like to receive a copy of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the following address and number:

Dennis W. Healey

Executive Vice President and Chief Financial Officer

Viragen International, Inc.

865 S.W. 78th Avenue, Suite 100

Plantation, Florida 33324

Telephone Number: (954) 233-8377

Copies of our SEC filings and other information about us are also available free of charge on Viragen, Inc.’s website at www.viragen.com. The information on Viragen’s website is neither incorporated into, nor a part of, this prospectus and should not be considered in making a decision about the investment in our securities offered pursuant to this prospectus.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows certain information regarding Viragen International voting securities beneficially owned as of December 6, 2006, by:

•	each person who is known by us to own beneficially or exercise voting or dispositive control over 5% or more of Viragen International’s common stock;

•	each of Viragen International’s directors;

•	each of Viragen International’s named executive officers, as such term is defined in Item 402(a)(3) of Regulation S-K; and

•	all officers and directors as a group.

Under federal securities laws, a person is considered a beneficial owner of any securities that the person owns or has the right to acquire beneficial ownership of within 60 days. Beneficial ownership may also attribute shares owned of record by one person to another person, such as the record holder’s spouse, minor children, corporation or other business entity. As of December 6, 2006, there were 77,665,320 shares of Viragen International common stock, the sole outstanding class of voting securities, outstanding. Except as otherwise indicated, we have been informed that the persons identified in the table have sole voting and dispositive power with respect to their shares.

This table does not give effect to:

•	the issuance of up to 201,000 shares in the event outstanding options are exercised, except to the extent beneficial ownership of shares attributable to the named person in accordance with Securities and Exchange Commission rules;

•	the issuance of up to 396,800 shares in the event the remaining shares issuable under our 1997 Stock Option Plan are issued; and

•	the issuance of up to 11,732,760 shares upon the achievement of certain milestones defined in the agreement for our acquisition of ViraNative on September 28, 2001.

Name of Beneficial Owner	Number of Shares Beneficially Owned
	Total Beneficial Ownership	Shares Currently Outstanding	Shares Acquirable Within 60 Days	Percent of Class
Viragen, Inc.	59,818,301	59,818,301	—	77.0%
Dennis W. Healey	100,000	100,000	—	*
Charles A. Rice	—	—	—	—
Carl N. Singer (1)	100,000	—	100,000	*
William H. Stimson (2)	50,000	—	50,000	*
Officers and Directors as a group (5 persons) (3)	262,500	100,000	162,500	*

*	less than 1%

(1)	Includes 100,000 shares subject to options either currently exercisable or exercisable by Mr. Singer within 60 days of December 6, 2006.

(2)	Includes 50,000 shares subject to options either currently exercisable or exercisable by Mr. Stimson within 60 days of December 6, 2006.

(3)	Includes 100,000 shares held directly and 162,500 shares subject to options either currently exercisable or exercisable within 60 days of December 6, 2006.

DESCRIPTION OF SECURITIES

Common Stock

We are currently authorized to issue up to 90,000,000 shares of common stock, par value $.01 per share and 2,500,000 shares of preferred stock, par value $0.01 per share. As of the date of this prospectus, there are 77,665,320 shares of our common stock outstanding.

Subject to the dividend rights of preferred stockholders, common stockholders share dividends on a proportionate basis, as may be declared by the board of directors. Upon our liquidation, dissolution or winding up, after payment to creditors and holders of our outstanding preferred stock, our remaining assets, if any, will be divided proportionately on a per share basis among the holders of our common stock.

Each share of our common stock has one vote. Holders of our common stock do not have cumulative voting rights. This means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. In that event, the holders of the remaining shares will not be able to elect any directors. Our by-laws provide that a majority of the outstanding shares of our common stock constitute a quorum to transact business at a stockholders’ meeting. Our common stock has no preemptive, subscription or conversion rights, and our common stock is not redeemable.

Preferred Stock

We are authorized to issue a total of 2,500,000 shares of preferred stock, par value $0.01 per share. Our board of directors may issue preferred stock by resolutions, without any action of our stockholders. These resolutions may authorize issuance of preferred stock in one or more series. In addition, the board of directors may fix and determine all privileges and rights of the authorized preferred stock series including:

•	dividend and liquidation preferences,

•	voting rights,

•	conversion privileges, and

•	redemption terms.

We include preferred stock in our capitalization to improve our financial flexibility. However, we could use preferred stock to preserve control by present management, in the event of a potential hostile takeover. In addition, the issuance of large blocks of preferred stock could have a dilutive effect to existing holders of our common stock.

Common Stock Options

As of December 6, 2006, options to purchase a total of 201,000 shares of our common stock at a weighted average exercise price of $0.54 were outstanding pursuant to our 1997 Stock Option Plan. As of December 6, 2006, a total of 396,800 shares of our common stock are reserved for future issuance under our 1997 Stock Option Plan.

Anti-takeover Provisions

Our certificate of incorporation, our bylaws and Delaware General Corporate Law contain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, proxy contests or otherwise. These provisions have been implemented to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interest of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

Set forth below is a description of the provisions contained in our certificate of incorporation, bylaws and Delaware General Corporate Law that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, forms of each of which are included as exhibits to the registration statement of which this prospectus forms a part.

Authorized But Unissued Preferred Stock

Viragen International is currently authorized to issue a total of 2,500,000 shares of preferred stock. Our certificate of incorporation provides that the board of directors may issue preferred stock by resolutions, without any action of the stockholders. In the event of a hostile takeover, the board of directors could potentially use this preferred stock to preserve control by present management.

Number of Directors

Our certificate of incorporation and bylaws provide that the number of directors shall be no less than three (3) and no more than ten (10), as fixed from time to time by resolution of our board of directors.

Filling Vacancies

Our bylaws establish that the board shall be authorized to fill any vacancies on the board arising due to the death, resignation or removal of any director. The board is also authorized to fill vacancies if the stockholders fail to elect the full authorized number of directors to be elected at any annual or special meeting of stockholders. Vacancies in the board may be filled by a majority of the remaining directors then in office, even through less than a quorum of the board, or by a sole remaining director.

Board Action Without Meeting

Our bylaws provide that the board may take action without a meeting if all the members of the board consent to the action in writing or by electronic transmission. Board action through consent allows the board to make swift decisions, including in the event that a hostile takeover threatens current management.

No Cumulative Voting

Our bylaws provide that there is no right to cumulate votes in the election of directors. This provision means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. Non-cumulative voting makes it more difficult for an insurgent minority shareholder to elect a person to the board of directors.

Stockholder Proposal

Except to the extent required under applicable laws, we are not required to include on our proxy card, or describe in our proxy statement, any information relating to any stockholder proposal and disseminated in connection with any meeting of stockholders.

Amendments to Certificate of Incorporation and Bylaws

Our certificate of incorporation gives both the directors and the stockholders the power to power to adopt, alter or repeal the bylaws of the corporation. Any adoption, alteration, amendment, change or repeal of the bylaws requires an affirmative vote by a majority of the outstanding stock of the corporation. Any bylaw that has been adopted, amended, or repealed by the stockholders may be amended or repealed by the board, unless the resolution of the stockholders adopting such by-laws expressly reserves to the stockholders the right to amend or repeal it. Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the classes of our capital stock entitled to vote on such amendment or repeal, voting together as a single class, at a duly constituted meeting of stockholders called expressly for that purpose.

Delaware Statutory Provisions

We are subject to the provisions of Section 203 of the Delaware law regulating corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an interested stockholder);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder;

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10% of our assets.

However, the above provisions of Section 203 do not apply if:

•	our board of directors approves either the business combination or the transaction that made the stockholder an interested stockholder, prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding the shares owned by our officers and directors and the shares contained in employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Transfer Agent

The transfer agent for our common stock and warrant agent for our publicly-traded warrants is Mellon Investor Services, LLC, Newport Office Center VII, 480 Washington Boulevard, Jersey City, New Jersey 07310.

SELLING SECURITY HOLDERS

The following table sets forth:

•	the name of each selling security holder;

•	the amount of common stock owned beneficially by each selling security holder;

•	the number of shares that may be offered by each selling security holder pursuant to this prospectus;

•	the number of shares to be owned by each selling security holder following sale of the shares covered by this prospectus; and

•	the percentage of our common stock to be owned by each selling security holder following sale of the shares covered by this prospectus (based on 77,665,320 shares of common stock of Viragen International outstanding as of the date of this prospectus).

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to outstanding voting securities, as well as any voting securities which the person has the right to acquire within 60 days, through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon our books and records and the information provided by our transfer agent.

We may amend or supplement this prospectus, from time to time, to update the disclosure set forth in the table. Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling security holders upon termination of this offering. We have, therefore, assumed for the purposes of the following table, that the selling security holders will sell all of the shares owned beneficially by them, which are covered by this prospectus, but will not sell any other shares of our common stock that they presently own.

Name of Selling Security Holder	Number of Shares Owned Beneficially Prior to this Offering	Number of Shares Available Pursuant to this Prospectus	Number of Shares Owned After Offering	Percent of Class After Offering
Lester B. Boelter	50,000	50,000	—	—
Glenn and Lori Brown	50,000	50,000	—	—
Rowlett W. Bryant	50,000	50,000	—	—
Cansco LLC (2)	300,000	300,000	—	—
Lyle E. Cherbonneau	50,000	50,000	—	—
John Peter Christensen	200,000	200,000	—	—
Michael Croci	50,000	50,000	—	—
Mr. & Mrs. M. Cybulski	400,000	400,000	—	—
Lauren A. Daman, MD	50,000	50,000	—	—
Lauren A. Daman, MD PC Pension Plan (3)	50,000	50,000	—	—
Dawson James Securities, Inc. (1) (4)	139,300	139,300	—	—
Wesley Eng	50,000	50,000	—	—
Leslie Forrest	56,000	56,000	—	—
William Fox (1)	3,500	3,500	—	—
Sanford and Ethel Gaffe	50,000	50,000	—	—
Gentry Living Trust (5)	120,000	120,000	—	—
CO FIN S.R.L. (6)	50,000	50,000	—	—
Thomas Hands (1)	3,500	3,500	—	—
Mark A. Hoffbauer	50,000	50,000	—	—
Michael and Paul Koppelman JTWROS	50,000	50,000	—	—
Noel Krantz	50,000	50,000	—	—
M&I Dehy, Inc. (7)	50,000	50,000	—	—
David Maltese (1)	47,520	47,520	—	—
Richard Maves	25,000	25,000	—	—
Gary N. Moss	50,000	50,000	—	—
Douglas Kaiser (1)	33,000	33,000	—	—
Robert D. Keyser Jr. (1)	33,000	33,000	—	—
William F. Murphy	50,000	50,000	—	—
David Parrish	50,000	50,000	—	—
E. Allen Peacock Jr. and Judith N. Peacock	90,000	90,000	—	—
Tom Pernice Jr.	200,000	200,000	—	—
Craig Pierson (1)	1,100	1,100	—	—
Albert Poliak (1)	33,000	33,000	—	—
David H. Rogers	50,000	50,000	—	—
Oretun AS (8)	369,000	369,000	—	—
Frank Salvatore (1)	33,000	33,000	—	—
Riley H. Smith	200,000	200,000	—	—
Ottis and Janice Spruill	80,000	80,000	—	—
Bernie & Margaret Sisk	50,000	50,000	—	—
Ronald Suster	300,000	300,000	—	—
Stine Family Trust (9)	50,000	50,000	—	—
Sun West Holdings, Inc. Defined Benefit Pension Plan c/o Eric Borowsky (10)	50,000	50,000	—	—
R. van den Toorn	100,000	100,000	—	—
Vincent Vaiano	50,000	50,000	—	—
David Weinstein (1)	69,080	69,080	—	—
Sidney and Judy Ying	60,000	60,000	—	—

(1)	The number of shares in the columns consists of shares of common stock received for acting as the placement agent.

(2)	The person making investment and voting decisions for the named selling security holder is Dan Asher, whose address is A1 Q002 Industrial State Street 26, Dubai, United Arab Emirates.

(3)	The person making investment and voting decisions for the named selling security holder is Lauren A. Daman MD, whose address is 84 Brainard Road, West Hartford, CT 06117.

(4)	The person making investment and voting decisions for the named selling security holder is Robert D. Keyser Jr., whose address is 925 S. Federal Highway, 6th Floor, Boca Raton, FL 33432.

(5)	The persons making investment and voting decisions for the named selling security holder is W. Roger Gentry and Rachel Gentry, whose address is 1022 Trillie Lane, Chapin, SC 29036.

(6)	The person making investment and voting decisions for the named selling security holder is Edoardo Grigione, whose address is Via C. Colombo, Biella (BI) 13000, Italy.

(7)	The person making investment and voting decisions for the named selling security holder is John Opperman, whose address is 29098 Birch Avenue, Manning, IA 51455.

(8)	The person making investment and voting decisions for the named selling security holder is Ole Martin Siem, whose address is Ore Bergard 3070, Sande, Norway

(9)	The person making investment and voting decisions for the named selling security holder is Douglas L. Stine, whose address is 12400 W. 155th Street, Overland Park, KS.

(10)	The person making investment and voting decisions for the named selling security holder is Eric Borowsky, whose address is 22214 N. La Senda Drive, Scottsdale, AZ 85255.

No selling security holder has held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock.

PLAN OF DISTRIBUTION

Each selling security holder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares covered by this prospectus on the over-the-counter Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling security holder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the shares covered by this prospectus or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of Viragen International common stock in the course of hedging the positions they assume. The selling security holders may also sell shares short and deliver these securities to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling security holder has informed Viragen International that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares.

Viragen International is required to pay the fees and expenses incident to the registration of the shares covered by this prospectus. Viragen International has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

To the extent that selling security holders are deemed to be “underwriters” within the meaning of the Securities Act, they may be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule

144 rather than under this prospectus. Each selling security holder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling security holders.

The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares covered by this prospectus by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

SHARES AVAILABLE FOR FUTURE SALE

General

As of December 6, 2006, there were 77,665,320 shares of our common stock issued and outstanding, of which, 17,747,019 shares, including the 3,996,000 shares covered by this prospectus, are included in our public float and do not bear any legend or trading restriction. In addition, we have, from time to time, registered additional shares of our common stock for public resale, of which, 11,732,760 shares are currently issuable upon the achievement of certain milestones defined in the agreement for our acquisition of ViraNative on September 28, 2001 and 201,000 shares are currently issuable upon exercise of outstanding stock options. In addition, a total of 396,800 shares of our common stock are reserved for future issuance under our 1997 Stock Option Plan. The shares issued and issuable under our 1997 Stock Option Plan are covered by an effective registration statement on Form S-8.

An additional 59,918,301 shares of our common stock, all of which are held, directly or indirectly, by our affiliates, are “restricted securities” within the meaning of Federal securities laws, and may not be publicly resold absent registration under the Securities Act of 1933, or the availability of an applicable exemption from registration. As more fully described below, Rule 144 under the Securities Act permits all holders of restricted securities to publicly resell limited amounts of their shares, subject to a one-year holding period prior to sale and certain other requirements. Rule 144(k), a subset of Rule 144, permits non-affiliated holders of restricted securities to publicly resell unlimited amounts of their shares, subject to a two-year holding period prior to sale.

Rule 144

In general, under Rule 144 as currently in effect, so long as a holder has beneficially owned restricted shares for at least one year, whether or not the holder is our affiliate, the holder may sell within any three-month period a number of shares that does not exceed 1% of our then outstanding common stock.

Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 144(k)

A person who is not our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to resell restricted securities, without regard to amount, and without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Stock Options and Registration Statements on Form S-8

There are currently outstanding options to purchase an aggregate of 201,000 shares of our common stock under our 1997 Stock Option Plan. We have filed a registration statement on Form S-8 covering the issuance of shares under our 1997 Stock Option Plan. All such shares are freely tradable upon issuance, except that resales of shares by our affiliates may only be made pursuant to a reoffer prospectus meeting the requirements of Form S-8. A total of 396,800 shares of our common stock are reserved for future issuance under our 1997 Stock Option Plan.

LEGAL MATTERS

Schneider Weinberger & Beilly LLP, Boca Raton, Florida, will review the validity of the issuance of the shares of common stock, the resale of which is covered by this prospectus.

EXPERTS

The consolidated financial statements of Viragen International, Inc. appearing in our Annual Report (Form 10-K) for the year ended June 30, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note A to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference into this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by Viragen International. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

3,996,000 Shares of Common Stock

December 28, 2006